January 7, 2010
VIA EMAIL
Ms. Melissa Duru
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Midwest Banc Holdings, Inc.
Form S-4/A filed December 3, 2009, File No. 333-160985
Schedule TO-I filed December 3, 2009, File No. 005-55861
Definitive Proxy Statement (Depositary Shares Proxy Statement)
          filed December 3, 2009, File No. 001-13735
Definitive Proxy Statement (Common Stock Proxy Statement)
filed December 3, 2009, File No. 001-13755
Dear Ms. Duru:
     This letter is further to conversations you had with our attorneys at Vedder Price P.C. yesterday concerning proposed supplementary disclosures we intend to make in the form of a prospectus supplement (the “Prospectus Supplement”) to be included in an amendment to our registration statement on Form S-4, file no. 333-160985 (the “Registration Statement”) relating to our offer to exchange shares of our common stock for our outstanding depositary shares representing fractional interests in our Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock (the “Exchange Offer”). The Prospectus Supplement will supplement the disclosures contained in our preliminary prospectus, dated December 3, 2009 (the “Original Prospectus”).
     As described in more detail below, it is the Company’s belief that the proposed supplemental disclosures do not represent a “material change” to the disclosures contained in the Original Prospectus, and that therefore under Instruction 3 to Rule 13e-4(e)(2) and under Rule 13e-4(e)(3) under the Securities Exchange Act of 1934 and Rule 162 under the Securities Act of 1933, it is not necessary to (i) deliver any supplemental prospectus to securityholders, or (ii) keep the Exchange Offer open for five business days from the date the supplemental disclosures are first disseminated to securityholders. Notwithstanding this conclusion, the Company intends to disseminate promptly the supplemental disclosures in a manner reasonably calculated to inform securityholders of such disclosures. Specifically, in lieu of mailing the Prospectus Supplement, the Company expects to issue a press release disclosing the filing of the supplemental disclosures, together with the public filing of an amendment to its Registration Statement and an amendment to its Schedule TO.
     Nature of Supplemental Disclosures. As disclosed in the Original Prospectus, we are presently pursuing several components of our Capital Plan that in total seek to bolster our and our subsidiary bank’s capital and financial position. We believe that to make an informed decision on whether or not to

Ms. Melissa Duru
January 7, 2010

participate in the Exchange Offer, holders of depositary shares would benefit from receiving more current and updated information regarding our Capital Plan and our financial condition. Accordingly, the supplemental disclosures that we expect to include in the Prospectus Supplement are primarily in the nature of “recent developments” and updates to certain disclosures contained in the Original Prospectus, and such disclosures individually and in the aggregate do not constitute “material changes” that would require a mailing of the Prospectus Supplement or extension of the Exchange Offer. The Prospectus Supplement disclosures seek to expand upon the concepts contained in the Original Prospectus that the success of each principal component of our Capital Plan rests primarily on our ability to realize success on the other components of our Capital Plan, including the Exchange Offer. With respect to our Capital Plan, the disclosures will provide recent developments relating to:
•	discussions with the U.S. Treasury regarding converting its preferred stock into common stock, in which we will note that, as was the case in early December, definitive terms of any such transaction have not been finalized, and highlight the risk that, if definitive terms are agreed to, the Company may ultimately be unable to convert the U.S. Treasury preferred equity into common stock due to there having been an insufficient number of depositary shares tendered in the Exchange Offer or other, as yet undefined, conditions not being satisfied;

•	our capital raising activities, in which we will note the existence of continued ongoing discussions with potential investors and reiterate that, as disclosed in the Original Prospectus, no commitments to invest have been received and the risks that none may be received at all; and

•	our discussions with our primary lender regarding restructuring our outstanding debt or converting such debt into equity, emphasizing that we have no commitment from our lender to do so and the likelihood that a successful Exchange Offer will be a prerequisite to any debt conversion.
     The supplemental disclosures to be contained in the Prospectus Supplement relating to the Capital Plan merely update the status of the various components of the Capital Plan and do not reflect any material changes to the applicable disclosure. In addition, the supplemental disclosures will include additional emphasis on the consequences of failing to complete a substantial portion of our Capital Plan. This additional emphasis will expand on existing disclosures in the Original Prospectus (noting the possibility of a failure to complete the Capital Plan could result in a “loss of all or substantially all of the market value” of the Company’s depositary shares) by including references to the potential for a bankruptcy or receivership if the Capital Plan is not substantially completed, which in turn could also be expected to result in a loss of the entire market value of the common stock and depositary shares as already disclosed in the Original Prospectus.
     We also intend to provide updates on certain aspects of our financial position and on our regulatory capital ratios, including that, as expected, credit quality continued to deteriorate in the fourth quarter of 2009. Additionally, consistent with the previously disclosed anticipation of further credit losses, we plan to disclose the likelihood that our subsidiary bank will be undercapitalized at December 31, 2009. Although the bank was well-capitalized at September 30, 2009, we noted in the Original Prospectus and have consistently noted in our Exchange Act filings the deteriorating nature of our financial condition due to a myriad of events, and that Midwest Banc Holdings, Inc. was undercapitalized

Ms. Melissa Duru
January 7, 2010

at September 30, 2009. Accordingly, we believe further deterioration in our regulatory capital ratios is consistent with prior disclosures and does not represent a material change to such disclosures.
     In addition, we intend to disclose the details of the written agreement we and our subsidiary bank recently entered into with our banking regulators that will contain substantially the same information as was contained in our Form 8-K we filed with the Commission on December 23, 2009. The expectation that we would enter into a formal supervisory action with our banking regulators was also disclosed in the Original Prospectus, and the actual terms of the written agreement as entered into are consistent with the anticipated terms disclosed in the Original Prospectus. Therefore, the supplemental disclosure of this regulatory action does not represent a material change from the disclosures included in the Original Prospectus.
     Finally, we intend to update certain risk factors contained in the original prospectus, including risk factors related to the status of our Capital Plan and the entry into the written agreement with our regulators. We also plan to update our liquidity risk factor (which had highlighted certain liquidity effects should our subsidiary bank cease to be well-capitalized) to reflect the expectation that the bank will be undercapitalized at December 31, 2009.
     The supplemental disclosures described above are intended to update holders of depositary shares with current information regarding the status of the other principal components of our Capital Plan and our business generally. The supplemental disclosures are consistent with the tenor of disclosures contained in the Original Prospectus, either because they are in the form of updates to disclosures in the Original Prospectus or because they disclose the realization of events that had been disclosed as anticipated events in the Original Prospectus. Consequently, the supplemental disclosures do not represent material changes from the disclosures in the Original Prospectus. We do not believe, therefore, that it is necessary to extend the Exchange Offer or to mail the Prospectus Supplement to holders of depositary shares.
     We appreciate your prompt review of the matters described in this letter. Please feel free to call John Blatchford at (312) 609-7605 if you have any questions or further comments.
Very truly yours,
/s/ JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President
and Chief Financial Officer
cc:     Kathryn S. McHale, Securities and Exchange Commission
Eric Envall, Securities and Exchange Commission